[QUICKSILVER RESOURCES INC. LETTERHEAD]
July 29, 2014
Filed via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Division of Corporation Finance

Re: Quicksilver Resources Inc.
Form S-3 Registration Statement
Filed on July 29, 2014
Ladies and Gentlemen:
Pursuant to Rule 473 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Quicksilver Resources Inc., a Delaware company (the “Registrant”), is hereby filing a delaying amendment with respect to the above-captioned Registration Statement which was filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2014 (the “Registration Statement”). Accordingly, the following is hereby incorporated immediately following the calculation of the registration fee table and its footnotes on the cover page of the registration statement:
“The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

Quicksilver Resources Inc.

/s/ Francisco J. Villamar
Francisco J. Villamar Assistant General Counsel, Corporate & Securities and Secretary